THE INTERGROUP CORPORATION

10940 Wilshire Blvd., Suite 2150

Los Angeles, California 90024

Telephone: 310-889-2500

Facsimile: 310-889-2525

March 16, 2012

Via Edgar

Jennifer Monick

Senior Staff Accountant

Howard Efron

Staff Accountant

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re:	The InterGroup Corporation, Portsmouth Square, Inc. and Santa Fe Financial Corporation (the “Registrants”)
Form 10-K for the fiscal year ended June 30, 2011 for each of the Registrants
Filed September 22, 2011 for each of the Registrants
Files Nos. 1-10324, 0-4057 and 0-6877, respectively

Dear Ms. Monick and Mr. Effron:

This letter is in response to your comment letter dated February 8, 2012 regarding the Form 10-K filings for the fiscal year ended June 30, 2011 of The InterGroup Corporation (“InterGroup”) and its consolidated subsidiaries Santa Fe Financial Corporation (“Santa Fe”) and Portsmouth Square, Inc. (“Portsmouth”). Our responses below correspond to each of the comments set forth in your letter. For convenience, we have set forth the comment or question asked prior to each of our responses.

Form 10-K of The InterGroup Corporation for the fiscal year ended June 30, 2011

Item 2. Properties, page 11

1.	For your commercial real estate properties, please include in future Exchange Act filings a schedule of lease expirations for the next ten years stating (i) the number of tenants whose leases will expire, (ii) the total area in square fee covered by such leases, (iii) the annual rental represented by such leases, and (iv) the percentage of gross annual rental represented by such leases. In the alternative, please advise us why such disclosure is not necessary.

Response:

InterGroup leases each one of its two commercial properties it owns to single tenants. Annual rental revenue for the year ended June 30, 2011 from these two properties totaled $389,000 or 2.8% of real estate revenues. Management considered the revenue amounts received from each commercial property to be minor for further disclosure. Management did disclose under Item 2. Properties, page 11, the square footage of each commercial building.

However, if required, in future Exchange Act filings, InterGroup will include a schedule of lease expirations for the next ten years stating (i) the number of tenants whose leases will expire, (ii) the total area in square feet covered by such leases, (iii) the annual rental represented by such leases, and (iv) the percentage of gross annual rental represented by such leases.

Financial Statements

Consolidated Balance Sheets, page 27

2.	As of June 30, 2011, we note that your investment in hotel is $40.1 million. Please tell us why your investment in hotel is $32.1 million and $35.8 million in Portsmouth Square, Inc.’s financial statements and Santa Fe Financial Corporation’s financial statements respectively, and why the investments in the same hotel consolidated in each entity has varying carrying values.

Response:

The varying carrying values at InterGroup, Santa Fe and Portsmouth is as the result of the premium paid by each controlling entity (InterGroup and Santa Fe) for each of the respective subsidiary’s stock (Santa Fe and Portsmouth) that is in excess of the net assets of the respective subsidiaries at the time of purchase. In consolidation, this premium is allocated to the primary underlying asset of the acquired subsidiary, the hotel, resulting in the difference at each entity level. It was management’s assessment at the time of consolidation that all of the premium paid for the investments in Santa Fe and Portsmouth were substantially attributable to the hotel asset as all other assets approximated fair value at that date.

Note 7 – Other Investments, Net, pages 40 to 41

3.	We note your disclosure indicating that you exchanged debt instruments in Comstock Mining, Inc. (“Comstock”) with a cost basis (net of impairments) of $1.8 million for convertible preferred instruments in the same company and that you recognized a $11,422,000 gain related to this exchange. Please help us to understand your accounting for this exchange and why your accounting has resulted in an unrealized gain. In your response, please tell us your basis in U.S. GAAP for recognizing this gain on this transaction and why you label the convertible preferred securities as being at cost when it appears from your disclosure that you recognized these securities at a fair value estimate and tell us why you did not recognize the preferred securities at cost net of impairment loss according to your stated policy on page 33. Finally, please apply this comment to the debt exchange transactions disclosed by Portsmouth Square, Inc. and Santa Fe Financial Corporation within their respective Form 10-K filings for the fiscal year ended June 30, 2011.

Response:

Management primary referred to the guidance under ASC 470-50, Debt-Modification and Extinguishments, where the debt instruments held by the three companies were considered extinguished when the companies exchanged the debt instruments for the newly issued convertible preferred stock in a restructuring.

The three companies received 13,231 A-1 convertible preferred shares with an estimated value of $1,000 (“reacquisition price”) per share in exchange for the debt instruments.  The estimated value of $1,000 was determined by using the value of the similar Series B preferred stock that was concurrently issued at $1,000 per share by Comstock, which raised $35.7 in new capital from other investors in October 2010.   According to the guidance below, the three companies recorded an unrealized gain for the difference between the net cost basis (net of impairments) of the debt instruments given up and the fair value of the preferred stock received in the exchange.

According to ASC 470-50-40-2, “A difference between the reacquisition price and the net carrying amount of the extinguished debt shall be recognized currently in income of the period of extinguishment as losses or gains and identified as a separate item.  Gains and losses shall not be amortized to future periods.”

Additionally, according to the ASC 470-50-40-3, “In an early extinguishment of debt through exchange for common or preferred stock, the reacquisition price of the extinguished debt shall be determined by the value of the common or preferred stock issued or the value of the debt—whichever is more clearly evident.” The existence of contemporaneous transactions in the preferred stock led us to conclude that those were the most relevant measure for recognition of gain or loss on the transaction.

The company labels the convertible preferred securities as being at cost as this is the method of valuation on a recurring basis subsequent to the exchange of debt for equity instruments. This terminology is analogues to the terminology applied to all non-marketable investments. Other investments in non-marketable securities are carried at cost (i.e., the new accounting basis) on the Company’s balance sheet as part of other investments, net of other than temporary impairment losses.

We propose prospectively modifying the first sentence of the accounting policy for Other Investments, Net as follows:

Other investments include non-marketable securities (carried at cost, net of any impairments loss), non –marketable warrants (carried at fair value) and certain preferred securities, received in exchange for debt instruments, carried at a book basis, initially determined using the estimated fair value on the exchange date.

Item 15. Exhibits, Financial Statement Schedules, page 72

4.	Please file the Management Agreement with Century West Properties, Inc. as an exhibit or advise. See Item 601(b)(10) of regulation S-K.

Response:

We agree with your comment to file a copy of the Management Agreement with Century West Properties, Inc. as an exhibit. We propose filing the Management Agreement as an exhibit to InterGroup’s 10-K for the fiscal year ending June 30, 2012, without the necessity of filing an amendment to its prior report. We believe the disclosure set forth in InterGroup’s 10-K for the fiscal year ended June 30, 2011 provides a fair and adequate disclosure of the terms of the Management Agreement to the investing public. The total management fee of $161,000 was also considered immaterial.

Form 10-K of Portsmouth Square, Inc. for the fiscal year ended June 30, 2011

Item 7. Management’s Discussion and Analysis of Financial Condition and results of Operations, page 13

Marketable Securities, page 16

5.	Please identify by name the three individual equity securities that exceed 5% of your portfolio, as discussed on Page 17, or advise us why such disclosure is not necessary.

Response:

Portsmouth is not an Investment Company and we are not aware of any requirement to identify by name any individual equity securities, especially if they are not material to the Company’s total assets or statements of operations. The disclosure format, whereby the Company presents a table showing the composition of its marketable securities portfolio by selected industry groups, was worked out with SEC Staff in response to a prior comment letter several years ago at a time when Portsmouth’s marketable securities portfolio comprised a much greater percentage of its total asset base. One of several concerns expressed by the Company at that time was that disclosure of individual positions could compromise its investment strategies, especially when such positions were below the threshold disclosure requirements of Rule 13(d).

The largest individual marketable security position is in the common stock of Comstock Mining, Inc. (LODE), which had a fair market value of $1,591,366 as of June 30, 2011. This security is part of the “Basic materials” industry group and constituted approximately 33.7% of Portsmouth’s marketable securities portfolio, but only 3.1% of the Company’s total asset base. Much of that common stock was obtained through dividend payments by Comstock in common stock (in lieu of cash) on its 7½% Series A-1 Convertible Preferred Stock.

Of the two other positions, one is approximately 15% of Portsmouth’s investment portfolio and only 1.4% of the Company’s total assets, while the other is only 6% of the investment portfolio and only 0.6% of the Company’s total assets. The Company does not consider those investments material to its overall financial position.

While it is the internal policy of the Company to limit its initial investment in any single equity to less than 5% of its total portfolio value, that investment could exceed 5% as a result of equity appreciation, reduction of other positions or, in the case of Comstock, dividend payments in the form of common stock. The subject investments fall within those categories. The Company may also revise its internal investment policies to adjust to changing market conditions and the relative size if its investment portfolio.

Since Portsmouth’s investment in Comstock is already a matter of public disclosure along with the positions held by InterGroup and Santa Fe, it has no issue with expanding its disclosure to include the name of that individual security in future Exchange Act filings.

Item 15. Exhibits, Financial Statement Schedules, page 49

6.	Please file as exhibits to the 10-K the Franchise License Agreement with Hilton Hotels Corporation and the Management Agreement with Prism Hospitality or provide us with an analysis as to why these agreements should not be considered material contracts. Refer to Item 601(b)(10)(ii)(B) of Regulation

S-K.

Response:

The Franchise License Agreement between Hilton Hotels Corporation (“Hilton”) and Justice Investors was entered into on December 10, 2004. At the time the Franchise License Agreement was entered into, Portsmouth’s investment in Justice Investors was accounted for under the equity method. Portsmouth did not consolidate the operations of Justice Investors into its financial statements until the adoption of FSP SOP 78-9-1, effective its fiscal year ending June 30, 2007. The Franchise License Agreement also contained certain confidentiality and nondisclosure provisions.

We agree with your comment to file a copy of the Franchise License Agreement as an exhibit and have recently obtained permission from Hilton allowing us to file that Agreement. We propose filing the Franchise License Agreement as an exhibit to Portsmouth’s 10-K for the fiscal year ending June 30, 2012, without the necessity of filing an amendment to its prior report. Portsmouth’s Form 10-K for the fiscal year ended June 30, 2011 sets forth comprehensive disclosures of the terms of the Franchise License Agreement between Hilton and Justice Investors (Item 1. Business, page 7; and Item 8. Financial Statements and Supplementary Data, page 39), which we believe provide fair and adequate disclosure to the investing public. The Form 10-K reports of InterGroup and Santa Fe for the fiscal year ending June 30, 2011 also contain the same disclosures and we will also file the Franchise License Agreement as an exhibit to their Form 10-K reports for the fiscal year ending June 30, 2012.

The Management Agreement between Justice Investors and Prism Hospitality (“Prism”) was entered into effective February 10, 2007. Prism was the successor to Dow Hotel Company, which had a similar management agreement with Justice Investors since July 2004 (when Portsmouth’s investment in Justice Investors was accounted for under the equity method).

Management fees paid to Prism were only 1.29% of total Hotel revenues for fiscal year ended June 30, 2011 and only 0.75% of Hotel revenues for fiscal year ended June 30, 2010. While such amounts may not be considered material, and the Prism Management Agreement can be terminated by Justice Investors upon ninety-days written notice without further obligation, we will file the Management Agreement with Prism as an exhibit to the Form 10-K reports of Portsmouth, InterGroup and Santa Fe for the fiscal year ending June 30, 2012. We have already addressed any confidentiality and nondisclosure issues with Prism and they have recently granted us permission to file the Management Agreement as an exhibit with our periodic filings.

Like the Hilton Franchise License Agreement, the essential terms of the Management Agreement with Prism were comprehensively disclosed in Portsmouth’s Form 10-K for the fiscal year ended June 30, 2011 (See Item 1. Business, pages 7-8; and Item 8. Financial Statements and Supplementary Data, page 36). The Form 10-K reports of InterGroup and Santa Fe also contain the same disclosures.

In responding to your comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require further information or have further comments, please feel free to contact me by email at dnguyen@intgla.com, call me at my direct number at (310) 889-2511 or you can reach me at my direct facsimile number (310) 496-1606.

Sincerely,

/s/ David T. Nguyen

David T. Nguyen

Treasurer and Controller

Principal Financial Officer

cc:	John V. Winfield

Michael G. Zybala

Burr Pilger Mayer, Inc.

Audit Committee

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